

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2021

Frederick H. Earnest
Chief Executive Officer
Vista Gold Corp.
7961 Shaffer Parkway, Suite 5
Littleton, CO 80127

      Re: Vista Gold Corp.
          Registration Statement on Form S-3
          Filed November 19, 2021
          File No. 333-261225

Dear Mr. Earnest:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Cheryl Brown, Law Clerk, at 202-551-3905 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Energy & Transportation

cc: Jason Brenkert, Esq. of Dorsey & Whitney LLP